Exhibit 99.1

Yucheng Technologies Limited Raises $34.3 Million from

Redemption of Warrants

Beijing, China- July 20, 2007 - Yucheng Technologies Limited (NASDAQ: YTEC) is pleased to announce that 6,866,486 of its 6.9 million ordinary share purchase warrants were exercised at a price of $5.00 per warrant through the redemption date of June 13, 2007, representing 99.5% of the outstanding warrants and resulting in gross proceeds to the company of $34,332,430. These funds will be used for acquisitions and working capital.

The warrants were removed from trading as of the close of business on June 13, 2007. The ordinary shares will continue trading on the NASDAQ Global Market, under the symbol YTEC.

As a result of the exercise of the outstanding warrants, the company now has issued and outstanding 16,394,806 ordinary shares.

“We are pleased that the warrant redemption went very smoothly and that we now have additional shares in the float. The extent of the warrant exercise has demonstrated continued confidence in our company and will provide us with substantial working capital for our future development and growth,” stated Mr. Weidong Hong, the CEO of Yucheng.

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT and outsourced service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 800 employees and has established an extensive footprint to serve its banking clients nationwide with five subsidiaries and representative offices located in Shanghai, Guangzhou, Xi'an, Xiamen, and Chengdu. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) system integration and IT consulting, 2) solutions and software platform, and 3) outsourced operations. Yucheng counts 13 out of the 15 top banks in China as its customers, and is especially strong in banking channel management IT solutions and services, such as web banking and call centers, and risk/performance management solution consulting and implementation services. It has a 70% market share in 2005 in China's web banking application market, calculated based on users according to a third party research report.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For more information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: 1-646-383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Wei Peng
Investor Relations
Tel: 8610- 64420533
Email: investors@yuchengtech.com